Exhibit 99.4

August 23, 2012

The Board of Directors

c/o Mr. Sandeep Mathrani,

Chief Executive Officer

General Growth Properties, Inc.

110 N. Wacker Drive

Chicago, IL 60606

To the Board of Directors of General Growth Properties:

As you are likely aware, Pershing Square has been one of the top two shareholders of General Growth from late 2008 to the present. We own 72,233,712 common shares of GGP, long-term warrants on 18,224,213 shares, and cash-settled swaps on 7,569,272 million shares which combined give us a 10.2% stake in the company.

Over the last four years, we have been an active supporter of GGP beginning with our work with management and the Board in connection with the Chapter 11 filing and the implementation of a bankruptcy plan and strategy that was designed to maximize shareholder value.

At every stage of the bankruptcy process, we worked to protect GGP shareholders’ interests and maximize shareholder value. This included the structuring and negotiation of the Brookfield recapitalization transaction to which we contributed $1.061 billion of capital, raised $2.6 billion of capital from the Fairholme Funds, and $500 million from the Blackstone Group. We also structured and created the Howard Hughes Corporation (“Howard Hughes” or “HHC”) and recruited an outstanding management team to run the company, which has created more than six dollars per share of additional value for GGP shareholders since the company’s emergence from bankruptcy.

Over the last four years, shareholders who have held their GGP shares alongside Pershing Square have been richly rewarded with the most successful bankruptcy restructuring of all time. Judged from the date of our initial purchases of stock in the company on November 13, 2008 at an average price of $0.35 per share, GGP shareholders have made a 77-fold return on their investment including the value of the Howard Hughes and Rouse spinoffs and dividends. As significantly, all GGP creditors received par plus accrued interest in the reorganization.

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August 23, 2012

During the bankruptcy, Simon Property Group (“SPG” or “Simon”) made numerous efforts to acquire GGP at prices which would not have delivered fair value to GGP shareholders. In order to defend the company from the risk of it being unfairly expropriated from shareholders, we undertook a number of steps to maximize value for shareholders. These included a number of public presentations about the inherent equity value of the company and the potential future value of the company.1

We also undertook various actions which had an economic cost to Pershing Square, but benefitted all GGP shareholders in order to protect the company from going private at an unfair price. These included:

•

providing a break-up fee at Pershing Square’s expense to induce Brookfield to provide a proposed exit equity financing for GGP, when Brookfield refused to make a proposal without compensation for fear that its proposal would be used as an uncompensated stalking horse for Simon to acquire the company,

•	agreeing to waive Pershing Square’s warrant consideration as an additional inducement for GGP to choose the Brookfield-led recapitalization compared with a Simon takeover,

•	spending millions of dollars of unreimbursed investment banking and legal fees for the benefit of all GGP shareholders, and

•	raising $3.1 billion of third-party equity capital for the reorganization without compensation to Pershing Square.

I provide the above background so that the Board better understands Pershing Square’s approach to maximizing GGP shareholder value and to provide a useful context for recent GGP developments.

Background on the Simon Transaction

On October 13, 2011 of last year, we met with David Simon of SPG and discussed a potential transaction (the “Simon Transaction” or the “Transaction”) whereby SPG would acquire GGP for SPG stock. In the Transaction, each share of GGP stock would receive 0.1765 of a share of Simon stock.

[1]

“The Buck’s Rebound Begins Here” (May 27, 2009; GGP Price: $1.31; Estimated “Old GGP” Value: $10 to $30 per share), “A Detailed Response to Hovde’s Short Thesis on GGP” (December 22, 2009; GGP Price: $9.15; Estimated “Old GGP” Value: $24 to $43 per share), and “GGP Part II” (May 26, 2010; “New GGP” Price: $13.04; Estimated “New GGP” Price: $20). [“New GGP” adjusted for capital raise share issuance].

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August 23, 2012

As of the close of the stock on the day prior to the meeting, GGP was trading at $12.70 per share and Simon was trading at $115.23. The Simon Transaction would have valued GGP at $21 per share, a 65% percent premium to the previous day’s close, and would have offered GGP shareholders the opportunity to receive highly liquid Simon stock consideration that could be sold at any time, or, in the alternative, cash for up to 20% of GGP shareholders.

Mr. Simon expressed strong interest in pursuing the Transaction. We were similarly supportive because we believed that the price was fair and that the combined enterprise would create more shareholder value more quickly with less risk for GGP shareholders than GGP could deliver as a standalone company.

In the Simon Transaction, shareholders would have benefited by receiving a 65% immediate premium for their shares plus an option to hold their shares and participate in the value creation of the combined enterprise, while being able to cash out in the future at the time of their choosing. We believed that SPG stock would trade up significantly when the deal was completed because the Transaction would be highly accretive to SPG, which would increase the value of the consideration to GGP shareholders who elected stock.

At the meeting, Mr. Simon asked that we discuss the proposed transaction with Brookfield to assess its interest.

On November 4, 2011, we met with Messrs. Bruce Flatt and Cyrus Madon of Brookfield to discuss the Simon Transaction. At the meeting, they indicated that Brookfield would not be supportive of the Transaction, but said that Brookfield would be interested in acquiring the company, potentially in partnership with Simon. Brookfield explained that it believed it could propose a transaction that would offer the same or superior terms as the Simon Transaction by acquiring 100% of GGP and selling certain assets to SPG for stock and/or cash to give shareholders the same choice of SPG stock or cash consideration as in the Simon Transaction.

Brookfield asked for time to analyze such a potential transaction. While they indicated that they expected to be able to respond to us promptly, they later asked for periodic extensions of time to analyze and structure such a transaction citing the potential transaction’s size and complexity. As a result, months passed since our first meeting on the topic without a proposal from Brookfield.

After completing the necessary legal, tax, and financial analysis, in April Brookfield presented a proposed transaction to Simon whereby Brookfield would acquire GGP and finance the transaction with proceeds from the sale of 68 of GGP’s malls to Simon when combined with equity capital from Brookfield and its partners (the “Brookfield Transaction”).

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August 23, 2012

In order for SPG to consider the purchase of the 68 malls and obtain the due diligence materials it required, we understand that GGP required Simon to enter into a highly restrictive confidentiality and standstill agreement that, among other limitations, prevents Simon from making offers to acquire GGP or its assets for an extended period of time.

In late April or early May, we learned from Brookfield that Simon had rejected the purchase of the 68 assets on the proposed terms because Simon objected to Brookfield’s selection of assets and believed the price was too high.

Brookfield thereafter explained to us that it would now seek to acquire GGP on its own, and that it would therefore need additional time to raise the required capital to consummate a transaction without Simon. Brookfield said that, as part of a new transaction, it would consider a sale of 14 of GGP’s best assets to Simon or other potential buyers to raise some of the necessary capital.

On July 10, 2012, we met with Messrs. Flatt and Madon for an update on their progress. In the meeting, they explained that, while they were continuing to make progress on the whole company transaction, it would take additional time for Brookfield to raise the needed capital. In the meantime, they proposed an alternative series of transactions that would happen contemporaneously, namely that:

•	the company’s warrant holders – Brookfield, Pershing Square, Fairholme, and Blackstone – would sell their warrants back to GGP for cash,

•	GGP would acquire Aliansce stock held by Pershing Square,

•	GGP would pay for the warrant purchase by consummating an equity offering,

•	Brookfield would sell its shares and warrants in the Howard Hughes Corporation to Pershing Square or HHC, and

•	Brookfield would use the proceeds from the HHC and GGP warrant sale to acquire Pershing Square’s GGP shares.

After outlining these transactions, Brookfield suggested that we contact GGP management to discuss the terms of a potential warrant and Aliansce share sale.

After analyzing Brookfield’s proposed transactions, we expressed concern to Brookfield about the complexity and fiduciary issues associated with the consummation of the combined transactions. We also explained that Pershing Square was not interested in selling GGP stock other than at a substantial premium.

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August 23, 2012

As an alternative, we suggested that the warrant transaction be considered on its own because of the potential for it to be a win-win transaction for GGP and the warrant holders. We and Brookfield believed that the retirement of the GGP warrants and their associated dilution and warrant liability could potentially contribute to an upward rerating of GGP stock, if mutually satisfactory terms could be negotiated. Brookfield encouraged us to discuss a potential warrant transaction with GGP.

After a brief series of discussions with GGP’s management about a potential warrant transaction, we were informed that GGP did not believe it could repurchase the warrants on terms that would be accretive to GGP and acceptable to the warrant holders.

We then discussed and negotiated a sale of the Aliansce shares held by Pershing Square, which was announced last week. While one should bear in mind that we were a seller of Aliansce stock in the transaction, we believed that GGP’s purchase of the 14% of Aliansce that we owned at a modest 4% premium to market would be accretive to GGP.

The Current State of Affairs

At present, Brookfield owns 38.2% percent of GGP’s outstanding stock and holds warrants on an additional 6.4% percent of the company (or approximately 42.2% including stock and warrants, assuming the exercise of its warrants).2 It has designated three of the nine directors on the company’s board, which is chaired by Bruce Flatt, Brookfield’s CEO. This high degree of ownership and board representation gives Brookfield enormous influence over GGP; yet Brookfield is not the controlling shareholder of GGP.

At the time that Brookfield negotiated the bankruptcy recapitalization with the GGP board under the supervision of the bankruptcy court, one of the most important considerations of the transaction and one of the most highly negotiated elements of the deal was GGP’s ensuring that the sale of stock and warrants to Brookfield did not represent a sale of control.

Not transferring control to Brookfield was critically important because GGP was selling stock and warrants to Brookfield at a price that did not reflect a control premium to GGP shareholders. Because control is an enormously valuable asset that is owned by GGP shareholders, the GGP board and the bankruptcy court endeavored to negotiate protections in its shareholder agreement with Brookfield to ensure that Brookfield did not obtain control at that time nor at any time in the future without it being required to pay an appropriate control premium.

[2]	Based on Brookfield’s most recent Form 13F report as filed with the Securities and Exchange Commission.

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August 23, 2012

At the time of Brookfield’s initial investment in the company, it owned 24.6% of the common shares then outstanding and warrants to purchase an additional 5.8% of the company (or approximately 29% including stock and warrants, assuming the exercise of its warrants).

Since the bankruptcy, Brookfield has acquired 113.3 million shares from Fairholme, GGP has repurchased 35.8 million shares, and Brookfield has received millions of additional shares as part of the company’s dividend reinvestment program without the company obtaining from Brookfield any agreement regarding its increasing voting power.

The effect of these transactions has been to increase Brookfield’s common stock ownership of GGP from 24.6% to 38.2%, which would increase to 42.2% if Brookfield exercised its warrants. Furthermore, each quarter that GGP pays a dividend, Brookfield’s stake in the company increases due to the dividend reinvestment program and the anti-dilution features of the warrants. The increase in Brookfield’s ownership has been accelerated as a result of the recent increase in the quarterly dividend.

The Brookfield warrant anti-dilution features protect the value of the warrants by increasing the number of shares underlying the warrants and reducing the strike price each time GGP pays a dividend or completes a spinoff or other distribution. The Brookfield warrants have already been adjusted to reflect dividends paid to date and an adjustment for the Rouse spinoff, thereby increasing the number of shares underlying Brookfield’s warrants from 5.8% to 6.4% of shares outstanding.

For each quarterly dividend paid in the future and in the event of any future spinoffs or other distributions, Brookfield’s ownership interest will increase further, and the warrant strike price will be adjusted downward. As a result of the dividends paid to date and the Rouse spinoff, the strike price of the Brookfield warrants has been reduced from $10.75 to $9.69.

In summary, Brookfield has gone from owning 29.0% of the company at emergence to 42.2% today. It is only a matter of time before Brookfield de facto controls the company. This inevitability is totally inconsistent with the intent of the parties at the time the original Brookfield investment was negotiated. More importantly, if control of the company is ceded to Brookfield, shareholders will suffer enormous and irreparable harm for they will lose the ability to capture an appropriate control premium for their shares.

It is wholly unfair that Brookfield has been given an effectively unlimited period of time to confidentially consider a transaction to acquire GGP while having access to perfect inside information, and while Brookfield’s ownership stake in the company increases with the payment of each quarterly dividend, further cementing its control of GGP. This is particularly true in light of the fact that Simon, currently the most likely buyer of the company, is not being provided access to inside information, and has been

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August 23, 2012

effectively handcuffed and gagged from considering or proposing a transaction for which it needs no financing.

Furthermore, we understand that GGP’s CEO has been making presentations alongside Brookfield to potential equity investors to assist Brookfield in raising capital for its transaction. While we are not opposed to Brookfield having a full and fair opportunity to put together a competitive deal to acquire GGP, it should not have an unlimited and exclusive right to do so with unfettered assistance from GGP management while competitors are not offered the same opportunity.

Today’s Value of the Simon Transaction

If the Simon Transaction were consummated at the same exchange ratio as originally proposed in October of last year based on Simon stock’s yesterday closing price of $158.70, it would deliver a minimum of $28.01 dollars per share of value, a 51.2% premium to GGP’s closing price of $18.52. We note that shareholders would also receive a dividend increase of 68% when the transaction closes and own an interest in a less leveraged, more diversified company with a more liquid publicly traded stock.

Furthermore, because we believe the Simon Transaction would be highly accretive to Simon, we would expect Simon stock to increase as a result of transaction synergies, which would deliver even greater value to GGP shareholders. This potential premium represents what the value of control is worth to GGP’s shareholders.

To be clear, we are not accusing Brookfield or the company of wrongdoing in connection with the company’s potential sale. We have enormous respect for Brookfield and its principals as well as for GGP management. However, once Brookfield indicated that it was interested in acquiring the company, its interests diverged with those of other GGP shareholders. We, other shareholders, and the board must therefore take a more vigilant and proactive role in protecting our interests.

Our Request

For the reasons set forth above, we hereby request that:

•	The Board form a special committee of directors wholly unaffiliated with Brookfield to consider the sale of the company to maximize shareholder value.

•	The special committee hire independent legal and financial advisors to permit it to manage a process that will maximize shareholder value.

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August 23, 2012

•

The special committee permit all interested parties to express their interest in acquiring the company, provide them with access to confidential information to conduct their due diligence, without any standstill restrictions.

•

GGP refrain from any future stock repurchases and prohibit Brookfield from participating in or otherwise suspend the dividend reinvestment program to prevent Brookfield from continuing to effectuate a creeping takeover of control without paying a control premium.

•

The special committee also consider such other steps that it deems appropriate to level the playing field for potential bidders for the company and to ensure that control is not transferred to Brookfield.

Our Goals

Our goals are to ensure that a level playing field exists so that Simon, Brookfield, and potentially other parties can compete to acquire the company, and that appropriate measures are taken to prevent Brookfield from unfairly acquiring control of GGP without paying an appropriate control premium in a competitively negotiated transaction.

We are highly confident that a transaction can be negotiated that provides an enormous initial premium to GGP’s current market value, which also offers investors the opportunity for continued participation in the upside of ownership of the combined enterprise with the option to exit at the time of their choosing.

We note that in the event that a suitable transaction with Simon can be negotiated that is supported by the substantial majority of shareholders other than Brookfield, but for which it is mathematically difficult to get the required majority vote given Brookfield’s ownership, the Board can take steps to enable the required shareholder vote to be consummated.

I look forward to speaking further with the Board about the above.

PERSHING SQUARE CAPITAL MANAGEMENT, LP.

Very truly yours,

William A. Ackman

cc:	Stephen Fraidin, Esq.